UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Harris Interactive Inc.

(Name of Subject Company)

Prime Acquisition Corp.

a wholly owned subsidiary of

Nielsen Holdings N.V.

(Names of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

414549105

(Cusip Number of Class of Securities)

James W. Cuminale

Chief Legal Officer

Nielsen Holdings N.V.

85 Broad Street

New York, New York 10004

(646) 654-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Maripat Alpuche

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$124,788,134	$16,393.79

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $2.04, the per share tender offer price, by (b) the sum of (i) 58,300,145, the number of outstanding shares of Harris Interactive common stock (including 1,482,350 restricted shares) plus (ii) 4,023,922, the number of shares of Harris Interactive common stock subject to issuance pursuant to stock options that have a per share exercise price that is less than $2.04 plus (iii) 68,554, the number of shares of Harris Interactive common stock subject to purchase rights under Harris Interactive’s 1999 Employee Stock Purchase Plan and 2007 Employee Stock Purchase Plan. The foregoing share figures have been provided by the issuer to the offerors and are as of January 14, 2014, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,072.71	Filing Party: Nielsen Holdings N.V. and Prime Acquisition Corp.
Form or Registration No.: Schedule TO-T	Date Filed: December 10, 2013
Amount Previously Paid: $321.08	Filing Party: Nielsen Holdings N.V. and Prime Acquisition Corp.
Form or Registration No.: Schedule TO-T/A	Date Filed: January 17, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”), filed with the Securities and Exchange Commission on December 10, 2013 by (i) Prime Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Nielsen Holdings N.V. (“Nielsen”), a company formed under the laws of the Netherlands and (ii) Nielsen. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Preferred Stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase (as defined below)) and attached to such shares of Common Stock, the “Shares”), of Harris Interactive Inc. (“Harris Interactive”), a Delaware corporation, at a price of $2.04 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 10, 2013 (as amended and supplemented, the “Offer to Purchase”), and in the related letter of transmittal (as amended and supplemented, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Items 1-11.

Items 1–11 of the Schedule TO are hereby amended and supplemented as follows:

The Offer expired as scheduled at 12:00 midnight, New York City time, on January 31, 2014 (one minute after 11:59 p.m., New York City time, on January 31, 2014) and was not extended. The Depositary advised Nielsen and Purchaser that, as of the Expiration Date, a total of 46,320,397 Shares had been validly tendered into and not properly withdrawn from the Offer, which tendered Shares represented approximately 74.2% of the Shares outstanding on a Fully Diluted basis.

The number of Shares validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to the Expiration Date satisfied the Minimum Condition. All conditions to the Offer having been satisfied (or waived), Purchaser accepted for payment and is promptly paying for all such Shares validly tendered into and not properly withdrawn prior to the Expiration Date.

Nielsen and Purchaser expect the Merger to become effective as soon as possible following the consummation of the Offer, without a meeting of stockholders of Harris Interactive in accordance with Section 251(h) of Delaware Law, with Harris Interactive continuing as the Surviving Corporation and a wholly owned subsidiary of Nielsen. At the Effective Time, each Share outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes, except for Shares (i) then-owned by Nielsen or Purchaser or held in treasury by Harris Interactive, which will be cancelled, and no payment made with respect thereto, (ii) then-owned by subsidiaries of Nielsen (other than Purchaser) or Harris Interactive, which Shares will be converted into shares of stock of the Surviving Corporation, and no payment made with respect thereto or (iii) held by any Harris Interactive stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Delaware Law (unless such stockholder fails to perfect, withdraws, waives or loses the right to appraisal).

Upon the completion of the Merger, the Shares will cease to be traded on NASDAQ and will be delisted.

On February 3, 2014, Nielsen, on behalf of itself and Purchaser, issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(iv) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Index No.

(a)(5)(iv)	Press Release issued by Nielsen Holdings N.V., on behalf of itself and Prime Acquisition Corp., dated February 3, 2014.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 3, 2014

PRIME ACQUISITION CORP.

By:	/s/ James W. Cuminale
Name:	James W. Cuminale
Title:	President

NIELSEN HOLDINGS N.V

By:	/s/ James W. Cuminale
Name:	James W. Cuminale
Title:	Chief Legal Officer

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated December 10, 2013.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Summary Advertisement as published in the Investor’s Business Daily on December 10, 2013.*

(a)(5)(i)	Transcript of a webcast regarding announcement of the Merger Agreement (incorporated in the Schedule TO by reference to the Schedule TO-C filed by Nielsen Holdings N.V. on November 25, 2013).*

(a)(5)(ii)	Email to employees of Harris Interactive Inc. (incorporated in the Schedule TO by reference to the Schedule TO-C filed by Nielsen Holdings N.V. on November 25, 2013).*

(a)(5)(iii)	Joint Press Release issued by Prime Acquisition Corp., Nielsen Holdings N.V. and Harris Interactive Inc. dated January 17, 2014.*

(a)(5)(iv)	Press Release issued by Nielsen Holdings N.V., on behalf of itself and Prime Acquisition Corp, dated February 3, 2014.

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated November 25, 2013, by and among Harris Interactive Inc., Nielsen Holdings N.V. and Prime Acquisition Corp. (incorporated in the Schedule TO by reference to the Current Report on Form 8-K filed by Harris Interactive Inc. on November 25, 2013)*

(d)(2)	Tender and Support Agreement, dated November 25, 2013, by and among Nielsen Holdings N.V., Prime Acquisition Corp. and Al Angrisani (incorporated in the Schedule TO by reference to the Current Report on Form 8-K filed by Harris Interactive Inc. on November 25, 2013).*

(d)(3)	Tender and Support Agreement, dated November 25, 2013, by and among Nielsen Holdings N.V., Prime Acquisition Corp. and Howard Shecter (incorporated in the Schedule TO by reference to the Current Report on Form 8-K filed by Harris Interactive Inc. on November 25, 2013).*

(d)(4)	Tender and Support Agreement, dated November 25, 2013, by and among Nielsen Holdings N.V., Prime Acquisition Corp. and Steven L. Fingerhood, Technology Opportunity Partners, L.P., ZF Special Opportunities Fund, L.L.C., Technology Opportunity Ventures L.L.C. and SLF Industry, L.P. (incorporated in the Schedule TO by reference to the Current Report on Form 8-K filed by Harris Interactive Inc. on November 25, 2013).*

(d)(5)	Confidentiality Agreement, dated June 28, 2013, between Harris Interactive Inc. and The Nielsen Company (US), LLC.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.